FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Carlino Peter M. (Last) (First) (Middle) 825 Berkshire Boulevard Suite 200 (Street) Wyomissing PA 19610 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Penn National Gaming, Inc. PENN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year 04/23/2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

   X   Officer (give title below)

   X   10% Owner

      Other (specify below)

Chairman

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

      Form filed by One Reporting Person

   X   Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/23/03		J		264,171	D		5,782,177	D	Held by Carlino Family Trust(1)
Common Stock	04/23/03		J (2)		30,566	A
Common Stock	04/23/03		G (3)		1,000	D
Common Stock	04/23/03		G (3)		1,000	D		1,205,322 (4)	D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

 Explanation of Responses:

(1) Shares are owned by the Carlino Family Trust, a ten percent owner of the issuer and indirectly by the trustees listed on Attachment A, Joint Filer Information.  The Carlino Family Trust distributed the 264,171 shares to the beneficiaries of the trust.  Peter M. Carlino is a trustee of the Carlino Family Trust and an officer and director of the issuer.

(2) Shares acquired by Peter M. Carlino as a beneficiary of the Carlino Family Trust.

(3) Gift of shares to adult child of Peter M. Carlino.

(4) Does not include 5,782,177 shares owned by the Carlino Family Trust, of which Peter M. Carlino is a trustee.  Peter M. Carlino disclaims beneficial ownership of the shares owned by the Carlino Family Trust, and this report should not be deemed an admission that Peter M. Carlino is the beneficial owner of such securities for the purpose of section 16 or for any other purpose.

/s/ Robert S. Ippolito as attorney-in-fact for Peter M. Carlino ** Signature of Reporting Person	4/25/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002

Form 4 Report
Attachment A

Joint Filer Information

Name:	Carlino Family Trust
Address:	825 Berkshire Boulevard Suite 200 Wyomissing, PA 19610
Designated Filer:	Peter M. Carlino
Issuer & Ticker Symbol:	Penn National Gaming, Inc./ PENN
Date of Event Requiring Statement:	April 23, 2003
Signature	/s/ Robert S. Ippolito as attorney-in-fact for Carlino Family Trust

Name:	Harold Cramer (1)
Address:	825 Berkshire Boulevard Suite 200 Wyomissing, PA 19610
Designated Filer:	Peter M. Carlino
Issuer & Ticker Symbol:	Penn National Gaming, Inc./ PENN
Date of Event Requiring Statement:	April 23, 2003
Signature	/s/ Robert S. Ippolito as attorney-in-fact for Harold Cramer

Name:	Peter D. Carlino (1)
Address:	825 Berkshire Boulevard Suite 200 Wyomissing, PA 19610
Designated Filer:	Peter M. Carlino
Issuer & Ticker Symbol:	Penn National Gaming, Inc./ PENN
Date of Event Requiring Statement:	April 23, 2003
Signature	/s/ Robert S. Ippolito as attorney-in-fact for Peter D. Carlino

Name:	Richard J. Carlino (1)
Address:	825 Berkshire Boulevard Suite 200 Wyomissing, PA 19610
Designated Filer:	Peter M. Carlino
Issuer & Ticker Symbol:	Penn National Gaming, Inc./ PENN
Date of Event Requiring Statement:	April 23, 2003
Signature	/s/ Robert S. Ippolito as attorney-in-fact for Richard J. Carlino

Name:	David E. Carlino (1)
Address:	825 Berkshire Boulevard Suite 200 Wyomissing, PA 19610
Designated Filer:	Peter M. Carlino
Issuer & Ticker Symbol:	Penn National Gaming, Inc./ PENN
Date of Event Requiring Statement:	April 23, 2003
Signature	/s/ Robert S. Ippolito as attorney-in-fact for David E. Carlino

(1) The reporting person is a trustee of the Carlino Family Trust and shares investment power over the shares of the issuer owned by the Carlino Family Trust and shares voting power over certain matters.  The reporting person disclaims beneficial ownership of the shares of the issuer owned by the Carlino Family Trust and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purpose of Section 16 or any other purpose.